

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 21, 2007

By U.S. Mail and facsimile
Mr. Alfredo Garcia
Acting Chief Financial Officer
Eagle Rock Energy G&P, LLC
16701 Greenspoint Park Drive, Suite 200
Houston, TX 77060

> **Re: Eagle Rock Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2007**
> **File No. 333-144938**

Dear Mr. Garcia:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed a Form 10-Q for the second quarter ended June 30, 2007, and that a Schedule 13G/A was filed on August 8, 2007, a Schedule 13G was filed on August 10, 2007, and a Form 8-K was filed on August 20, 2007. Please update the disclosure throughout your registration statement accordingly.

2.   We note the oral representation from your counsel that you will be filing a Form 8-K that will contain appropriate financial statements in regard to your recent acquisitions of the Escambia and Redman companies, including pro-forma financial statements. When you file the Form 8-K, please update the disclosure throughout your registration statement accordingly.

Summary

3.   For ease of comprehension, please include an organizational chart that illustrates the relationship among you, your general partner, your general partner's general partner, your operating subsidiaries, Montierra, and Natural Gas Partners. Please include in this organizational chart the relevant abbreviations used throughout the prospectus.

Management

Directors and Executive Officers and Former Officers, page 71

4.   Mr. Mills' biography must contain a complete description of his activities for the past five years, including the names of the companies that he worked for and the month and year he began and ended his association with them. Please revise Mr. Mills' biography accordingly.

5.   We note that Mr. Mills' biography indicates that he left his positions with Montierra Minerals & Production, LP in May 2007. However, on page 1 you state that Mr. Mills continues as the CEO of Montierra. Please advise.

6.   State how much time each of the executive officers and directors of Eagle Rock Energy G&P, LLC spend on your business.

Selling Unithodlers, page 75

7.   You are registering 14,803,789 common units for resale, but the units to be sold by your selling unitholders exceeds this amount. Please advise. Please also provide a total for the number of units to be sold by the selling unitholders, and be sure that the number provided in the introductory paragraph of this section matches the number on the cover page and the number you are registering.

8. For each selling unitholder that is an entity, identify a natural person with power to vote or dispose of the securities. We note that such information needs to be provided for Credit Suisse Management, NGP 2004 Co-Investment Income, LP, NGP Co-Investment Income Capital Corp., and Structured Finance Americas LLC.

9. For each of the selling unitholders that you have identified as a broker–dealer, identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

10. For each of the selling unitholders that you have identified as an affiliate of a broker-dealer, identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

11. In regard to the private placements in March 2006 and June 2006, include a description of the exemption from registration relied upon and the basis for such reliance.

12. We note the last sentence of the first full paragraph on page II-2, in regard to the fact that you have had no other unregistered sales of securities within the last three years. Please advise. Please also clarify your bold faced reference to "Laser, Montierra, MacLondon and PIPE transactions" on the same page.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tommy Lamme, Esq. (by facsimile (832) 397-8067)
 D. Levy